NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

DATE OF REPORT: February 12, 2020

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected New Pacific Metals Corp. and its subsidiaries’ (“New Pacific” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended December 31, 2019 and the related notes contained therein. In addition, the Company reports its financial position, financial performance and cash flow in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company’s significant accounting policies are set out in Note 2 of the audited consolidated financial statements for the year ended June 30, 2019.

BUSINESS STRATEGY

The Company is a Canadian mining issuer engaged in exploring and developing mineral properties in Bolivia and Canada. The Company is in the stage of exploring and developing its mineral properties and has not yet determined whether its mineral property interests contain economically recoverable mineral reserves. The underlying value and the recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the mineral property interests, and future profitable production or proceeds from the disposition of the mineral property interests.

The Company is publicly listed on the TSX Venture Exchange (“TSX‐V”) under the symbol “NUAG” and on the OTCQX Best Market in the United States under the symbol “NUPMF”. The head office, registered and records offices of the Company are located at 1066 West Hastings Street, Suite 1750, Vancouver, British Columbia, Canada, V6E 3X1.

PROJECTS OVERVIEW

1. Silver Sand Project

On July 20, 2017, the Company, through its wholly‐owned Bolivia subsidiary, Empresa Minera Alcira S.A. (“Alcira”), acquired 100% interest in the Silver Sand Project which is not subject to any third party interests. The Silver Sand Project is located in the Potosí Department, Bolivia, has an area of approximately 3.17 square kilometres, which Alcira has owned for a long time, but was only explored by Alcira between 2012 and 2015 through intermittent mapping, surface and underground sampling, and limited diamond core drilling.

Exploration Progress

The Company has carried out extensive risk exploration drilling programs on its 100% owned Silver Sand Project since its acquisition in 2017. During 2017‐2018 discovery exploration drilling campaign, a total of 195 holes in 55,011.8 metres (“m”) of drilling were completed. During the 2019 drilling campaign, a total of 191 drill holes in 42,607.25m of drilling were completed. From 2017 to the end of 2019, the Company has completed 97,619.05m of drilling in 386 drill holes. For details of the drilling programs, please review the Company’s news releases dated January 22, 2019, February 20, 2019, April 25, 2019, June 6, 2019, August 6, 2019, August 20, 2019, August 23, 2019, August 27, 2019, December 2, 2019, and January 13,

Management’s Discussion and Analysis	Page 1

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

2020 available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.newpacificmetals.com. On November 4, 2019, the Company filed and updated a technical report for the Silver Sand Project pursuant to National Instrument 43‐101 – Standards of Disclosure for Mineral Projects (“NI 43‐101”). A copy of this technical report is available under the Company’s profile under SEDAR at www.sedar.com.

For the three and six months ended December 31, 2019, total expenditures of $3,697,610 and $8,537,035, respectively (three and six months ended December 31, 2018 ‐ $3,413,976 and $6,593,939, respectively) were capitalized under the project for expenditures related to the 2019 drilling program, site and camp service and construction, and maintaining a regional office in La Paz, a management team, and workforce for the project.

As silver mineralization was discovered on its 100% owned Silver Sand Project through extensive 2017‐ 2019 drilling, Alcira thought to expand its property through agreements and acquisition in the areas surrounding the Silver Sand Project.

On July 25, 2018, New Pacific announced that Alcira signed a memorandum of understanding (the “MOU”) with Corporación Minera de Bolivia (“COMIBOL”), allowing Alcira to explore and develop 38 Special Temporary Authorizations (“ATEs”) adjoining south and west to Alcira’s Silver Sand Project. The open signing of the MOU occurred at the Silver Sand Project site attended by then Minister of Bolivia’s Ministry of Mining and Metallurgy, then Vice Minister of Bolivia’s Ministry of Development and Planning, then President of COMIBOL, official from Autoridad Jurisdiccional Administrativa Minera (“AJAM”), and representatives of the local communities.

On January 11, 2019: New Pacific announced that Alcira entered into a Mining Production Contract (the “MPC”) with COMIBOL granting Alcira the right to carry out exploration, mining, and production activities in the areas adjoining the Company’s Silver Sand Project. The MPC covers an area of up to 56.9098 square kilometres, involving two separate areas. The first area consists of 29 ATEs, which the COMIBOL already owns, to the south and west of the Silver Sand Project. In comparing to the MOU, nine ATEs that may affect third parties’ interest was striked out from the MPC. The second area includes additional properties to the north, the east and the south of Silver Sand Project are open ground and COMIBOL will apply first with AJAM. Once COMIBOL is granted right to the second area by AJAM, COMIBOL will then contribute these additional properties into the MPC.

Major Terms of the MPC:

1. Alcira will commit to a minimum US$5,935,000 risk exploration investment during the first five years of the MPC for mineral exploration and related activities and make a monthly cash payment of US$10,000 to COMIBOL.

2. If an economic mineral deposit is discovered, Alcira will cover all cost of further exploration, environmental studies, engineering studies, pre‐feasibility and feasibility studies as well as development and production.

3. If commercial production commences, COMIBOL will receive a 4% gross sales value of all minerals produced from the areas covered under the MPC.

Management’s Discussion and Analysis	Page 2

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

The MPC was approved by Bolivia’s Ministry of Mining and Metallurgy on January 7, 2019, but remains subject to ratification and approval by the Plurinational Legislative Assembly of Bolivia. As of today, the MPC has not been ratified nor approved by Plurinational Legislative Assembly of Bolivia.

At the time of signing of the MPC, there is no known economic mineral deposits, nor any previous drilling or exploration discovery in the MPC areas. Alcira has not received any geological maps nor any assay results from COMIBOL on the properties covered by the MPC areas before or after signing of the MPC. Alcira has entered into the MPC with COMIBOL in order to explore and evaluate the possible extension of the mineralization outside its 100% owned Silver Sand Project. Based on the information provided by the COMIBOL, signing the MPC will not affect any third parties’ existing interest or agreement with COMIBOL.

In July 2018, the Company entered into an agreement with private owners to acquire their 100% interest in two ATEs, Jisas and Jardan, located adjacent to the North of the Silver Sand Project by cash payments of $1,315,600 (US$1,000,000) and issuance of 832,000 common shares (see note 9 (c)). During Fiscal 2019, cash payments of $657,800 (US$500,000) were paid and 250,000 common shares were issued to the vendors. During the six months ended December 31, 2019, cash payments of $394,680 (US$300,000) were paid and 291,000 common shares were issued to the vendors. Future cash payments of $263,120 (US$200,000) were accrued as payable for mineral property acquisition as at December 31, 2019.

In December 2019, the Company further expanded its Silver Sand land package by acquiring a 100% interest in an ATE, El Bronce, located immediately to the north of the project by making a one‐time cash payment of $267,720 (US$200,000) to arm’s length private owners. This newly acquired ATE currently consists of six hectares but will total approximately 0.50 square kilometres once it has been consolidated to concessions called “Cuadriculas” and converted to Mining Administrative Contract with AJAM.

2. Silverstrike Project

In December 2019, the Company, through its wholly‐owned subsidiary, signed an agreement with an arm’s length private Bolivian corporation (the “Vendor”) to acquire a 98% interest in the Silverstrike project from the Vendor by making a one‐time cash payment of $1,782,270 (US$1,350,000). The Company will cover 100% of the future expenditures of exploration, mining, development and production activities. The agreement has a term of 30 years and renewable for another 15 years without any payment and is subject to approval by AJAM in Bolivia.

The Silverstrike Project, at an elevation of 4,000 to 4,500 metres, is located approximately 140 kilometres (“km”) southwest of La Paz, Bolivia or approximately 450 km northwest of the Company’s Silver Sand Property. The Silverstrike Project consists of nine ATEs with an area of approximately 13km² currently in the process of conversion to Mining Administrative Contracts before AJAM. The Vendor has also applied for exploration rights over areas surrounding the Silverstrike Project as part of the transaction.

3. Tagish Lake Gold Project

The Tagish Lake Gold Project, covering an area of 166 square kilometres, is located in Yukon Territory, Canada, and consists of 1,051 mining claims with three identified gold and gold‐silver mineral deposits: Skukum Creek, Goddell Gully and Mount Skukum.

On September 14, 2012, the Company filed an updated NI 43‐101 technical report for the Skukum Creek, Goddell and Mount Skukum projects. The Company does not intend on conducting any further exploration on the Tagish Lake Gold Project and will examine strategic opportunities for the Tagish Lake Gold Project in accordance with its business strategies and objectives.

Management’s Discussion and Analysis	Page 3

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

Exploration Progress

Since the acquisition of the Tagish Lake Gold Project in December 2010, the Company had one exploration season that commenced on May 18, 2011 and ended on October 9, 2011. The project was on care and maintenance status with a rotating crew of two men on site at all times between the end of exploration work and November 2014. Since November 2014, the camp has been sealed and unmanned. All major onsite equipment items were removed and sold.

4. RZY Silver‐Lead‐Zinc Project

The RZY Project, located in Qinghai, China is an early stage silver‐lead‐zinc exploration project, situated on a high plateau with an average elevation of 5,000 metres above sea level. The RZY Project is located approximately 237 kilometres via paved and gravel roads from the city of Yushu Tibetan Autonomous Prefecture, or 820 kilometres via paved highway from Qinghai Province’s capital city of Xining. In 2016, the Qinghai Government issued a moratorium which suspended exploration for twenty six mining projects in the region, including the RZY project, and classified the region as a National Nature Reserve Area.

During the six months ended December 31, 2019, the Company’s subsidiary, Qinghai Found, reached a compensation agreement (the “Agreement”) with the Qinghai Government for the RZY Project. Pursuant to the Agreement, Qinghai Found will surrender its title of the RZY Project to the Qinghai Government after completing certain reclamation works for one‐time cash compensation of $3.8 million (RMB ¥20 million). As of December 31, 2019, the Company completed the reclamation works for a cost of approximately $200,000, and they are currently under review and subject to approval by the Qinghai Government.

Management’s Discussion and Analysis	Page 4

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

The continuity schedule of mineral property acquisition costs and deferred exploration and development costs are summarized as follows:

Cost	Silver Sand		Silverstrike		Tagish Lake	RZY Project	Total
Balance, July 1, 2018	$60,374,656	$	‐	$	‐	$4,488,108	$64,862,764
Capitalized exploration expenditures
Drilling and assaying	6,978,112		‐		‐	‐	6,978,112
Project management and support	2,980,841		‐		‐	‐	2,980,841
Camp service	742,163		‐		‐	‐	742,163
Geological surveys	4,170		‐		‐	‐	4,170
Permitting	7,401		‐		‐	‐	7,401
Acquisition of mineral concessions	2,631,200		‐		‐	‐	2,631,200
Other	13,237		‐		‐	‐	13,237
Impairment	‐		‐		‐	(779,823)	(779,823)
Foreign currency impact	(450,362)		‐		‐	(173,621)	(623,983)
Balance, June 30, 2019	$73,281,418	$	‐	$	‐	$3,534,664	$76,816,082
Capitalized exploration expenditures
Reporting and assessment	105,961		‐		‐	‐	105,961
Drilling and assaying	5,653,266		‐		‐	‐	5,653,266
Project management and support	2,475,055		5,202		‐	‐	2,480,257
Camp service	232,278		‐		‐	‐	232,278
Camp construction	28,417		‐		‐	‐	28,417
Geological surveys	235		‐		‐	‐	235
Permitting	22,020		‐		‐	‐	22,020
Acquisition of Silverstrike Project	‐		1,782,270		‐	‐	1,782,270
Acquisition of mineral concessions	267,720		‐		‐	‐	267,720
Other	19,803		‐		‐	‐	19,803
Foreign currency impact	(650,118)		(28,974)		‐	(76,033)	(755,125)
Balance, December 31, 2019	$81,436,055		$1,758,498	$	‐	$3,458,631	$86,653,184

INVESTMENTS OVERVIEW

1. Bonds

The Company acquired bonds issued by other companies from various industries through the open market. These bonds are held to receive coupon interest payments as well as to realize potential gains. The bonds may also be disposed on demand through the open market should the Company require funds for other operational or investment needs.

The continuity of bonds is summarized as follows:

Amount
Balance, July 1, 2018	$18,114,026
Interest earned	882,960
Gain on fair value change	631,809
Coupon payment	(853,076)
Disposition	(7,700,006)
Foreign currency translation impact	(132,815)
Balance, June 30, 2019	$10,942,898
Interest earned	287,219
Loss on fair value change	(175,699)
Coupon payment	(333,208)
Disposition	(1,978,450)
Foreign currency translation impact	(47,785)
Balance, December 31, 2019	$8,694,975

Management’s Discussion and Analysis	Page 5

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

2. Equity Investments

Equity investments represent equity interests of other publicly‐trading or privately‐held companies that the Company has acquired through the open market or through private placements. These equity interests consist of common shares, preferred shares, and warrants.

The Company’s equity investments are summarized as follows:

	December 31, 2019	June 30, 2019
Common or preferred shares
Public companies	$5,259,760	$4,443,963
Private companies	324,700	327,175
Warrants
Public companies	602,662	339,755
	$6,187,122	$5,110,893

The continuity of equity investments is summarized as follows:

		Accumulated mark‐to‐
		market gain included in net
	Fair value	income
Balance, July 1, 2018	$5,758,627	$3,112,656
Proceeds on disposal	(570,561)	‐
Change in fair value	(77,173)	(77,173)
Balance, June 30, 2019	$5,110,893	$3,035,483
Acquisition	4,771,338	‐
Proceeds on disposal	(6,020,914)	‐
Change in fair value	2,325,805	2,325,805
Balance, December 31, 2019	$6,187,122	$5,361,288

FINANCIAL RESULTS

Net loss attributable to equity holders of the Company for the three months ended December 31, 2019 was $1,599,824 or $0.01 per share (three months ended December 31, 2018 ‐ net income of $473,838 or $0.00 per share). The Company’s financial results were mainly impacted by the following: (i) income from investments of $339,654 compared to income of $65,926 in the prior year quarter; (ii) operating expenses of $1,625,133 compared to $658,722 in the prior year quarter; and (iii) foreign exchange loss of $322,879 compared to gain of $1,065,279 in the prior year quarter.

For the six months ended December 31, 2019, net loss attributable to equity holders of the Company was $313,886 or $0.00 per share compared to net loss of $278,745 or $0.00 per share for the six months ended December 31, 2018.

Income from investments for the three months ended December 31, 2019 was $339,654 (three months ended December 31, 2018 – income of $65,926). Within the income from investments, $142,178 was gain on the Company’s equity investments and $189,594 was gain from fair value change and interest earned on bonds.

Management’s Discussion and Analysis	Page 6

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

For the six months ended December 31, 2019, income from investments was $2,455,102 compared to gain of $183,123 for the six months ended December 31, 2018.

Operating expenses for the three and six months ended December 31, 2019 were $1,625,133 and $2,634,073, respectively (three and six months ended December 31, 2018 ‐ $658,722 and $1,189,995, respectively). Items included in operating expenses were as follows:

(i) Consulting fees for the three and six months ended December 31, 2019 were $13,135 and $38,891, respectively (three and six months ended December 31, 2018 ‐ $nil and $nil, respectively).

(ii) Filing and listing fees for the three and six months ended December 31, 2019 were $144,853 and $207,866, respectively (three and six months ended December 31, 2018 ‐ $82,179 and $85,114, respectively). The increase in filing and listing fees in the current period was a result of the Company’s bought deal financing transaction.

(iii) Investor relations expenses for the three and six months ended December 31, 2019 were $162,263 and $440,573, respectively (three and six months ended December 31, 2018 ‐ $95,770 and $136,319, respectively). The Company participated in more conferences and investor relations activities during the current period after releasing its drill program results.

(iv) Professional fees for the three and six months ended December 31, 2019 were $156,760 and $173,905, respectively (three and six months ended December 31, 2018 ‐ $17,350 and $71,654). The increase in professional fees in the current period was related to the acquisition of Silverstrike Project along with the expansion of the Silver Sand Property.

(v) Salaries and benefits expense for the three and six months ended December 31, 2019 were $625,559 and $828,557, respectively (three and six months ended December 31, 2018 ‐ $277,600 and $459,664, respectively). More employees were hired in Bolivia and Canada during the current period to facilitate the operation and expansion of the Company’s various mining projects which resulted in the increase of salaries and benefits expense.

(vi) Office and administration expenses for the three and six months ended December 31, 2019 were $225,882 and $349,486, respectively (three and six months ended December 31, 2018 ‐ $29,511 and $105,361, respectively).

(vii) Share‐based compensation for the three and six months ended December 31, 2019 was $293,156 and $589,081, respectively (three and six months ended December 31, 2018 ‐ $153,801 and $325,831, respectively). The increase in share‐based compensation was due to the grant of restricted share units (“RSUs”) in the current period instead of stock options. RSUs are usually valued at a higher cost compared to equivalent stock options.

Foreign exchange loss for the three months ended December 31, 2019 was $322,879 (three months ended December 31, 2018 – gain of $1,065,279). The Company holds a large portion of cash and cash equivalents and bonds in US dollars while the Company’s functional currency is Canadian dollar. The fluctuation in exchange rates between the US dollar and the Canadian dollar will impact the financial results of the Company. During the three months ended December 31, 2019, the US dollar depreciated by 1.9% against the Canadian dollar (from 1.3243 to 1.2988) while in the prior year quarter the US dollar appreciated by 5.4% against the Canadian dollar (from 1.2945 to 1.3642).

Management’s Discussion and Analysis	Page 7

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

For the six months ended December 31, 2109, foreign exchange loss was $146,537 (six months ended December 31, 2018 – foreign exchange gain of $720,437).

Selected Quarterly Information

	For the Quarters Ended
	Dec. 31, 2019	Sep. 30, 2019	Jun. 30, 2019	Mar. 31, 2019
Income (loss) from Investments	$339,654	$2,115,448	$(203,178)	$1,552,446
Income (loss) before other income and expenses	(1,285,479)	1,106,508	(1,152,707)	424,263
Impairment of mineral property interests	‐	‐	(779,823)	‐
Other income (loss)	(322,879)	176,342	(353,416)	(431,470)
Net (loss) income	(1,608,358)	1,282,850	(2,285,946)	(7,207)
Net (loss) income attributable to equity holders	(1,599,824)	1,285,938	(2,141,800)	(359)
Basic and diluted earnings (loss) per share	(0.01)	0.01	(0.01)	(0.00)
Total assets	139,648,018	127,078,569	124,248,395	106,639,014
Total liabilities	1,860,517	2,663,415	2,368,392	1,164,674
	For the Quarters Ended
	Dec. 31, 2018	Sep. 30, 2018	Jun. 30, 2018	Mar. 31, 2018
Income (loss) from Investments	$65,926	$117,197	$(995,797)	$(35,551)
Income (loss) before other income and expenses	(592,796)	(414,076)	(1,612,419)	(784,444)
Other income (loss)	1,070,731	(343,461)	408,703	522,055
Net income (loss)	477,935	(757,537)	(1,203,716)	(262,389)
Net income (loss) attributable to equity holders	473,838	(752,583)	(1,199,933)	(258,719)
Basic and diluted earnings (loss) per share	0.00	(0.01)	(0.01)	(0.00)
Total assets	109,287,409	104,344,191	104,682,200	110,303,928
Total liabilities	2,663,248	2,034,176	1,851,767	7,490,556

LIQUIDITY AND CAPITAL RESOURCES

1. Cash Flows

Cash used in (provided by) operating activities for the three and six months ended December 31, 2019 was $1,961,315 and $2,317,409, respectively (three and six months ended December 31, 2018 – ($142,992) and $882,421, respectively).

Cash used in investing activities for the three months ended December 31, 2019 was $9,536,694 (three months ended December 31, 2018 – $293,150). Cash flows from investing activities were mainly impacted by the following: (i) capital expenditures for mineral properties and plant and equipment of $3,336,626 on the Silver Sand Project compared to $3,428,589 in the prior year period; (ii) expenditures of $1,782,270 to acquire the Silverstrike Project and $267,720 on the Silver Sand Project expansion in the current period; and (iii) invested additional $4,771,338 into equity investments partially offset by proceeds of $897,527 from the disposal and coupon payments of bonds and equity investments compared to proceeds of $3,474,771 in the prior year period.

For the six months ended December 31, 2019, cash used in investing activities was $7,853,852 (six months ended December 31, 2018 ‐ $2,983,261).

Management’s Discussion and Analysis	Page 8

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

Cash provided by financing activities for the three months ended December 31, 2019 was $15,887,034 (three months ended December 31, 2018 – $nil). Cash flows from financing activities were net proceeds of $15,833,533 raised from the BMO bought deal financing plus $53,501 from stock option exercises. On October 25, 2019, the Company successfully closed a bought deal financing underwritten by BMO Capital Markets to issue a total of 4,312,500 common shares at a price of $4.00 per common share for gross proceeds of $17,250,000. The underwriter’s fee and other issuance costs for the transaction were $1,416,467.

For the six months ended December 31, 2019, cash provided by financing activities was $16,071,434 (six months ended December 31, 2018 ‐ $148,201).

Liquidity and Capital Resources

As at December 31, 2019, the Company had working capital of $41,033,165 (June 30, 2019 – $37,089,557), comprised of cash and cash equivalents of $33,620,262 (June 30, 2019 ‐ $27,849,961), bonds of $8,694,975 (June 30, 2019 ‐ $10,942,898) and other current assets of $578,445 (June 30, 2019 ‐ $401,970) offset by current liabilities of $1,860,517 (June 30, 2019 ‐ $2,105,272). Management believes that the Company has sufficient funds to support its normal exploration and operating requirement on an ongoing basis.

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from interest, dividends, and realized gains on investments. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common shares. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

FINANCIAL INSTRUMENTS

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk, and equity price risk in accordance with its risk management framework. The board of directors of the Company (the “Board”) has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair Value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of inputs used in making the measurements as defined in IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”).

Management’s Discussion and Analysis	Page 9

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2019 and June 30, 2019 that are not otherwise disclosed. As required by IFRS 7, financial assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair value as at December 31, 2019
Recurring measurements	Level 1		Level 2		Level 3	Total
Financial Assets
Cash and cash equivalents	$33,620,262	$	‐	$	‐	$33,620,262
Bonds	8,694,975		‐		‐	8,694,975
Common or preferred shares(1)	5,259,760		‐		324,700	5,584,460
Warrants	‐		602,662		‐	602,662

(1) Common shares in private companies are Level 3 financial instruments

	Fair value as at June 30, 2019
Recurring measurements	Level 1		Level 2		Level 3	Total
Financial Assets
Cash and cash equivalents	$27,849,961	$	‐	$	‐	$27,849,961
Bonds	10,942,898		‐		‐	10,942,898
Common shares(1)	4,443,963		‐		327,175	4,771,138
Preferred shares	‐		‐		‐	‐
Warrants	‐		339,755		‐	339,755

(1) Common shares in private companies are Level 3 financial instruments

Fair value of other financial instruments excluded from the table above approximates their carrying amount as of December 31, 2019 and June 30, 2019, respectively.

There were no transfers into or out of Level 3 during the period.

(b) Liquidity Risk

The Company has a history of losses and no operating revenues from its operations. Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. As at December 31, 2019, the Company had a working capital position of $41,033,165 and sufficient cash resources to meet the Company’s short‐term financial liabilities and its planned exploration expenditures on the Silver Sand Project and Silverstrike project for, but not limited to, the next 12 months.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities:

Management’s Discussion and Analysis	Page 10

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

	December 31, 2019		June 30, 2019
	Due within a year	Total	Total
Trade and other payables	$1,473,365	$1,473,365	$1,621,403
Due to a related party	124,032	124,032	89,189
Payable for mineral property acquisition	263,120	263,120	657,800
	$1,860,517	$1,860,517	$2,368,392

(c) Foreign Exchange Risk

The Company is exposed to foreign exchange risk when it undertakes transactions and holds assets and liabilities denominated in foreign currencies other than its functional currencies. The Company currently does not engage in foreign exchange currency hedging. The Company’s exposure to foreign exchange risk is summarized as follows:

The amounts are expressed in CAD equivalents	December 31, 2019	June 30, 2019
United States dollars	$16,328,256	$17,615,304
Bolivianos	165,153	191,204
Chinese RMB	253,821	191,645
Financial assets in foreign currency	$16,747,230	$17,998,153

United States dollars	$615,046	$1,330,481
Chinese RMB	134,716	4,258
Financial liabilities in foreign currency	$749,762	$1,334,739

As at December 31, 2019, with other variables unchanged, a 1% strengthening (weakening) of the U.S. dollar against the CAD would have increased (decreased) net income by approximately $157,000.

As at December 31, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Bolivianos against the CAD would have increased (decreased) net income by approximately $1,650.

As at December 31, 2019, with other variables unchanged, a 1% strengthening (weakening) of the Chinese RMB against the CAD would have increased (decreased) net income by approximately $1,200.

(d) Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash and cash equivalents primarily include highly liquid investments that earn interest at market rates that are fixed to maturity. The Company also holds a portion of cash and cash equivalents in bank accounts that earn variable interest rates. Due to the short‐term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of December 31, 2019. The Company also owns bonds that earn coupon payments at fixed rates to maturity. Fluctuation in market interest rates usually will have an impact on bond’s fair value. An increase in market interest rates will generally reduce bond’s fair value while a decrease in market interest rates will generally increase it. The Company monitors market interest rate fluctuations closely and adjusts the investment portfolio accordingly.

Management’s Discussion and Analysis	Page 11

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

(e) Credit Risk

Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meets its contractual obligations. The Company’s exposure to credit risk is primarily associated with cash and cash equivalents, bonds, and receivables. The carrying amount of financial assets included on the statement of financial position represents the maximum credit exposure.

The Company has deposits of cash equivalents that meet minimum requirements for quality and liquidity as stipulated by the Board. Management believes the risk of loss to be remote, as majority of its cash and cash equivalents are held with major financial institutions. Bonds by nature are exposed to more credit risk than cash. The Company manages its risk associated with bonds by only investing in large globally recognized corporations from diversified industries. As at December 31, 2019, the Company had a receivables balance of $381,177 (June 30, 2019 ‐ $259,600).

(f) Equity Price Risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on global financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at December 31, 2019, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign exchange effects would have resulted in an increase (decrease) to net income of approximately $619,000.

RELATED PARTY TRANSACTIONS

Related party transactions are made on terms agreed upon by the related parties. The balances with related parties are unsecured, non‐interest bearing, and due on demand. Related party transactions not disclosed elsewhere in this MD&A are as follows:

Due to a related party	December 31, 2019	June 30, 2019
Silvercorp Metals Inc.	$124,032	$89,189

Silvercorp Metals Inc. (“Silvercorp”) has two directors and two officers in common with the Company. Silvercorp and the Company share office space and Silvercorp provides various general and administrative services to the Company. Expenses in services rendered and incurred by Silvercorp on behalf of the Company for the three and six months ended December 31, 2019 were $235,710 and $424,347, respectively (three and six months ended December 31, 2018 ‐ $66,840 and $128,259, respectively).

OFF‐BALANCE SHEET ARRANGEMENTS

The Company does not have any off‐balance sheet financial arrangements.

Management’s Discussion and Analysis	Page 12

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

PROPOSED TRANSACTIONS

There are no proposed acquisitions or disposals of assets or business, other than those in the ordinary course of business, approved by the Board as at the date of this MD&A.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management’s estimates that are uncertain and any changes in these estimates could materially impact the Company’s consolidated financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the audited consolidated financial statements for the year ended June 30, 2019.

Management has identified: (a) Impairment of mineral property interests and (b) Share‐based payments as the critical estimates for the following discussion:

(a) Impairment of mineral property interests

Where an indicator of impairment exists, a formal estimate of the recoverable amount is made which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long‐term commodity prices (considering current and historical prices, price trends and related factors), discount rates, operating costs, future capital requirements, closure and rehabilitation costs, exploration potential, reserves and in‐situ value of the property. These estimates and assumptions are subject to risk and uncertainty. Therefore, there is a possibility that changes in circumstances will impact these projections, which may impact the recoverable amount of assets and/or cash generating units. Fair value or value in use is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

(b) Share‐based payments

The Company accounts for stock options granted to employees, officers, directors, and consultants using the fair value method. The fair value of options granted to employees, officers, and directors is determined using the Black‐Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered. Market related inputs using the Black‐Scholes option pricing model are subject to estimation and includes risk free interest rate, expected life of option, expected volatility, expected dividend yield, and estimated forfeiture rate.

Management’s Discussion and Analysis	Page 13

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

OUTSTANDING SHARE DATA

As at the date of this MD&A, the following securities were outstanding:

(a) Share Capital

Authorized – unlimited number of common shares without par value.

Issued and outstanding – 147,477,518 common shares with a recorded value of $166.9 million. Shares subject to escrow or pooling agreements – nil.

(b) Options

The outstanding options as at the date of this MD&A are summarized as follows:

Options Outstanding	Exercise Price $	Expiry Date
1,414,600	0.55	October 31, 2021
1,671,667	1.15	July 31, 2022
200,000	1.57	December 7, 2022
1,940,027	2.15	February 21, 2024
5,226,294	$ 1.37

(c) RSUs

The outstanding RSUs as at the date of this MD&A are summarized as follows:

RSUs Outstanding	Grant Date Price $
1,064,600	$ 4.70

RISK FACTORS

The Company is subject to many risks which are outlined in its Annual Information Form dated September 20, 2019, which is available on SEDAR at www.sedar.com. Please review in particular “Political and Economic Risks in Bolivia” section under Risk Factors in the Annual Information Form in light of the recent political instability and social unrest in Bolivia following the general elections held on October 20, 2019. In addition, please refer to the Financial Instruments Section for the analysis of financial risk factors.

Management’s Discussion and Analysis	Page 14

NEW PACIFIC METALS CORP. Management’s Discussion and Analysis For the three and six months ended December 31, 2019 and 2018 (Expressed in Canadian dollars, unless otherwise stated)

FORWARD LOOKING STATEMENTS

Except for statements of historical fact relating to the Company, certain information contained herein constitutes forward‐looking statements. Forward‐looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, and other similar words, or statements that certain events or conditions “may” or “will” or “can” occur. Forward‐looking statements are based on the opinions and estimates of management on the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward‐looking statements. These factors include the fluctuating equity prices, bond prices, commodity prices, calculation of resources, reserves and mineralization, foreign exchange risks, interest rate risk, foreign investment risk, loss of key personnel, conflicts of interest, dependence on management, uncertainties relating to the availability and costs of financing needed in the future and other factors described in this MD&A. There can be no assurance that such forward‐looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. Except as required by applicable securities laws, the Company expressly disclaims any obligation to update any forward‐looking statements contained herein or forward‐looking statements that are incorporated by reference herein.

Additional information relating to the Company can be obtained under the Company’s profile on SEDAR at www.sedar.com, and on the Company’s website at www.newpacificmetals.com.

Management’s Discussion and Analysis	Page 15